

Mail Stop 3720

September 18, 2007

Mr. Donald R. Breivogel, Jr.
Senior Vice President and Chief Financial Officer
American General Finance, Inc.
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **American General Finance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 2-82985**

Dear Mr. Breivogel:

   We have reviewed your supplemental response letter dated August 2, 2007 as well as your filing and have the following comments. As noted in our comment letter dated July 13, 2007, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page 61

   1. We note your response to prior comment 5. Please tell us why the interest from both the receipt and pay sides of the interest rate swaps that are not designated as hedges under SFAS 133 is included in fair value adjustments of derivatives instead of interest expense. Also, revise to include the translation adjustments of foreign currency denominated debt in interest expense instead of other revenues.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2. Acquisition, page 7

2. We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable intangible and tangible assets. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions

Sincerely,

Larry Spirgel
Assistant Director